

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 11, 2025

Steven F. Nicola
Chief Financial Officer
Matthews International Corp
Two Northshore Center
Pittsburgh, PA 15212-5851

> **Re: Matthews International Corp**
> **Form 10-K for the Fiscal Year Ended September 30, 2024**
> **File No. 000-09115**

Dear Steven F. Nicola:

     We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Manufacturing